UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of June 2024

Commission File Number: 001-39928

_____________________

Sendas Distribuidora S.A.

(Exact Name as Specified in its Charter)

Sendas Distributor S.A.

(Translation of registrant’s name into English)

Avenida Ayrton Senna, No. 6,000, Lote 2, Pal 48959, Anexo A

Jacarepaguá

22775-005 Rio de Janeiro, RJ, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

SENDAS DISTRIBUIDORA S.A.

Publicly Held Company with Authorized Capital

CNPJ/MF nº 06.057.223/0001-71

NIRE 33.300.272.909

MATERIAL FACT

Sendas Distribuidora S.A. ("Company"), pursuant to Resolution of the Brazilian Securities and Exchange Commission (“CVM”) No. 44 of August 23, 2021, as amended, and Law No. 6,404 of December 15, 1976, as amended, has approved the first buy-back program of shares issued by the Company (“Program”), which has the main terms and conditions outlined below:

Objectives, Shares, Term and Available Resources - The Program aims to acquire, within 12 (twelve) months as of the date hereof, up to 3,800,000 ordinary shares issued by the Company (0,28% of the free float on this date), to be kept in treasury for subsequent delivery to the participants of the Executive Partner Program and of the Lon-Term Incentive Plan via Grant of Shares, which were approved by the shareholders of the Company at the annual and extraordinary general shareholders meeting of the Company held on 26 April 2024, using the resources available at the time, as defined in article 8, § 1, item I of CVM Instruction No. 77.

Proceeding and Financial Institutions - All acquisitions within the Program will be done through B3 S.A. – Brasil, Bolsa, Balcão (“B3”), at market prices, and the Board of Officers of the Company will have the authority to define the dates and the relevant timeline for the acquisitions, which will be compliant with the terms and conditions approved by the Board of Directors.

Additional Information - Any material information relating to the Program will be disclosed through Market Announcements or Material Facts in the Investors Relations website of the Company (www.ri.assai.com.br), in CVM’s website (www. gov.br/cvm) and in B3’s website (www.b3.com.br).

São Paulo, June 25, 2024.

Vitor Fagá de Almeida

Vice President of Finance and Investor Relations

|SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 25, 2024

Sendas Distribuidora S.A.

By: /s/ Vitor Fagá de Almeida

Name: Vitor Fagá de Almeida

Title: Vice President of Finance and Investor Relations

By: /s/ Gabrielle Helú

Name: Gabrielle Helú

Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.